INVEST IN **WE'RE SO DEAD**

A Slasher Comedy for the Service Industry


A Horror Comedy for the Service Industry.
WE'RE SO DEAD
TIME TO LEAN, YOU H VE TIME TO SCREAM

thebitchywaiter.com Atlanta GA

Entertainment Film Restaurant

LEAD INVESTOR

Albert Parnell

I have invested in multiple investments in my history. I have included movies in the past in my investment portfolio. I have invested in We're So Dead for multiple reasons. First, and foremost, because I believe the movie will be a financial success for myself and my family. Second, and supporting the first reason, is the reality that the writer, producer, and director in the production are professional, creative, and have great insight into the current expectations of the current viewing market.

Invested $5,000 this round

Highlights

1. Built in audience of nearly 5M
2. Bitchy Waiter, and other influencers, can help reach an established audience of 5M.
3. We're well-positioned for self-distribution to avoid sharing profits with third parties.
4. You'll be an INVESTOR and have a financial stake in a restaurant film OWNED by restaurant workers!

Our Team



Darron Cardosa Actor / Executive Producer

The Bitchy Waiter gives voice to the service industry with over 1M social media followers. He is a published author and has appeared on The TODAY Show, CBS, Dr. Phil, and The Dr. Oz Show.

> Everyone industry deserves its own fun, scary movie that's made just for them. This will be ours.

Ken MacLaughlin Writer / Director / Executive Producer



Ken MacLaughlin Writer / Director / Executive Producer

Award-winning writer, director, AND career server. Contributing writer for Funny or Die. Featured on RightthisMinute, LaffsTV, and Huffington Post. Co-manages the Bitchy Waiter platforms and created Shift Drinks Comedy which has over 100M views.



Dominick Racano Producer

Co-Creator of Shift Drinks comedy and founder of "All the Laughs."



Michael Sokol Executive Producer

Executive producer of Postal (2019) which won Best Feature at multiple film festivals. He has developed and produced content for Vh1, Comedy Central, Food Network, and Adult Swim. Other credits include Cake (FXX) and Mandy (SpectreVision).



Leanna Adams Lead Actor / Producer

One-half of the worst couple and Karen herself!

Pitch



"We're So Dead" is a big, fun slasher-comedy FOR the service industry BY the service industry. Influencers, bloggers, and creators from the restaurant business have come together to create the next iconic restaurant film.

Every community deserves their own scary movie that's made just for them. This will be ours. We're inviting everyone to come together to laugh, cry, and scream "DON'T GO IN THERE!"





THE STORY

Ashley has to work Christmas. It's DEAD. In more ways than one. The staff dreads being there and the customers are HELL. Worst of all, a killer is on the loose! A killer the servers call KAREN!



IF YOU HAVE TIME TO LEAN, YOU HAVE TIME TO SCREAM!



Her co-workers disappear to do bad things like drugs and each other. They fall victim to cruel but hilarious murders plots and painful one-liners.

As is the case on most shifts, Ashley must do everything herself. It's up to her to save the restaurant by getting this killer customer to finally CLOSE OUT.



ABOUT US

We're a scrappy group of filmmakers who found "temporary" homes as servers and bartenders. We're hoping to give back to the industry that shaped us with the

next iconic restaurant film.

The Bitchy Waiter has been the voice of the service industry for over a decade, fostering a tight-knit community. He partnered with Shift Drinks Comedy to produce high-quality, server-life comedy films. You've probably seen a few.



We've paired with YouTube and Tik-Tok influencers. We wanted to cast actors and personalities who found success outside of the Hollywood system!

(Here are a few and we hope to cast more)


Lead Actor
Aaron Goldenberg
@aarongoldyboy
803.7k followers
TikTok
prime video
tv+
Lifetime
HBOmax
NETFLIX

Aaron Goldenberg is a content creator with over 1 million Tik-Tok and IG followers. His platform gives voice to the LGBTQ community. As an actor, he's appeared on Lifetime, Netflix, BET, HBO, Amazon and more.


Actor
TikTok
Ethan Trace
3.1M followers
ethantrace
Ethan Trace
Messages
1461 Following 3.1M Followers 121.5M Likes

Ethan Trace is a Tip-Tok influencer and content creator with nearly 3 million followers. He's a voice actor, cinematographer, musician, and his acting credits include Etowah Ridge, Twitchers, and Christmas Wish.



OUR AUDIENCE



We've dealt with unemployment, understaffing, pissed-off customers, and death. We were thrown into public sooner than most, then called lazy and entitled.

They're a special breed: kind and nurturing but bad-asses with raunchy senses of humor. Basically, they're the perfect characters to survive a horror movie!



DISTRIBUTION

What is Distribution?

Traditionally, it's how filmmakers are able to reach the masses by partnering with a distributor who collects 30% of the profits, on average.

But we already have the masses. It's you guys, the Bitchy Waiter Page, and all your friends! This sets us up nicely for self-distribution.

Why Self-Distribution?

1) If we control our promotion and distribution, we have power. We don't have to sell distribution rights.

2) We won't have to pay out third-party companies and can retain 100% of our movie.

3) We maintain complete control over marketing, pricing, and complete viewing

experience. We get to choose when and where it goes up online (for VOD or streaming) and have the right to barter and negotiate.

4) We don't have to wait for contracts to be finalized, or for content cycles or distribution cycles. In some cases, this process can take up to 15 years for investors to see a return.

5) Should we ultimately decide to partner with a distribution company, we'll have the leverage to choose a reputable one and negotiate a fair deal.